Filed Pursuant to Rule 433

Registration No. 333-272025-02

February 26, 2024

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated February 26, 2024)

Issuer:	CenterPoint Energy Houston Electric, LLC

Legal Format:	SEC Registered

Anticipated Ratings*:	A2 (stable) / A (stable) / A (stable) (Moody’s / S&P / Fitch)

Security:	5.15% General Mortgage Bonds, Series AN, due 2034

Principal Amount:	$400,000,000

Maturity Date:	March 1, 2034

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2024

Coupon:	5.15%

Price to Public:	99.652% of the principal amount

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Yield:	4.295%

Spread to Benchmark Treasury:	+90 basis points

Re-offer Yield:	5.195%

Optional Redemption:	Prior to December 1, 2033, greater of: (1)(a) make-whole at treasury rate[1] plus 15 basis points (calculated to December 1, 2033), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after December 1, 2033, 100% plus accrued and unpaid interest.

CUSIP:	15189X BE7

Trade Date:	February 26, 2024

Expected Settlement Date**:	February 29, 2024 (T+3)

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. TD Securities (USA) LLC Comerica Securities, Inc.

Co-Managers:	Great Pacific Securities MFR Securities, Inc.

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated February 26, 2024.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about February 29, 2024, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BMO Capital Markets Corp. toll-free at (866) 864-7760, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or TD Securities (USA) LLC toll-free at (855) 495-9846.